

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2011

Stephen Dresnick
Chairman and Chief Executive Officer
Internal Fixation Systems, Inc.
5901 SW 74th Street, Suite 408
South Miami, FL 33143

> **Re: Internal Fixation Systems, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed April 19, 2011**
> **File No. 333-170008**

Dear Mr. Dresnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 25

1.   Given your current cash position, please disclose here and in the summary whether, and if so how, you will be able to repay the amounts due to Mr. Dresnick on April 30 and May 15, 2011 and to AHA on June 15, 2011. Please add appropriate risk factor disclosure, as necessary.

Selling Security Holders, page 35

2.   Refer to prior comment 4. It appears from the letter filed as exhibit 10.19 that Neal Moskowitz has voting or investment control of the shares held on behalf of Ian Moskowitz and Evan Moskowitz. Please revise your disclosure to show the total number of shares over which Neal Moskowitz has voting or investment control or provide us your analysis showing how you determined that he does not have control over the shares held for his children.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement <u>from the company</u> acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Staff Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Hank Gracin, Esq.